Exhibit 23

Consent of Independent Registered Public Accounting Firm
We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-51854 and 333-179494) of our report dated May 26, 2020, relating to the statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2019, which appears in the Annual Report on Form 11-K of the Kansas City Southern 401(k) and Profit Sharing Plan for the year ended December 31, 2019.

/s/ Brown Smith Wallace, LLP
St. Louis, Missouri
May 26, 2020